EXHIBIT 23.1

The Board of Directors and Stockholders
On Command Corporation:

We consent to incorporation by reference in the registration statement (No. 333-33149) on Form S-8 of On Command Corporation (a majority-owned subsidiary of Ascent Entertainment Group, Inc.) of our reports relating to the consolidated balance sheets of On Command Corporation and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 2001, and the related schedule, which reports appear in the December 31, 2001, Annual Report on Form 10-K of On Command Corporation.

KPMG LLP

Denver, Colorado
March 22, 2002